SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the six months ended June 30, 2000

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F __X__          Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____          No __X__

THIS REPORT IS INCORPORATED BY REFERENCE IN THE PROSPECUTSES CONTAINED IN POST EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT NO. 33-16927 ON FORM S-8, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-90398 ON FORM S-8, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 333-7374 ON FORM F-3 AND REGISTRATION STATEMENT NO. 333-5998 ON FORM S-8 FILED BY THE REGISTRANT UNDER THE SECURITIES ACT OF 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 2, 2000	REUTERS GROUP PLC (Registrant) By: /s/ Nancy C. Gardner

REUTERS [LOGO]

International News Release

Reuters Group PLC

Interim Statement

For the six months ended 30 June 2000 Reuters Group PLC 85 Fleet Street London EC4P 4AJ Tel: 020 7250 1122 Reg. No 3296375

1

Reuters Group PLC Highlights of the Interim Results for the six months to 30 June 2000 25 July 2000	No. 19/00

Highlights
  Revenue up 9% to £1.7 billion.
  Operating profit before business transformation costs up 3% to £285 million.
  Increased expenditure on new initiatives at Instinet and Reuterspace.
  Interim dividend of 3.65p, in line with prior year.
  Greenhouse Fund makes gains on disposals of £42 million.
  Three new ventures launched.
  Peter Job said: "Our strategy to make Reuters fully internet ready is gaining great momentum."

Summary of Results The following is a summary of the unaudited results of Reuters Group PLC (NASDAQ symbol: RTRSY) for the six months to 30 June 2000:
	Six months to 30 June		% change		Six months to 30 June
	2000 £m	1999 £m	Actual rates of exchange	Comparable rates of exchange	2000 US$m	1999 US$m

Group revenue	1,696	1,562	9%	9%	2,561	2,360

Operating costs	1,452	1,284	13%	13%	2,192	1,940

Operating profit	244	278	(12%)	(8%)	369	420

Profit before taxation	450	300	50%		679	453

Basic earnings per ordinary share	25.2p	14.3p	76%

Earnings per ADS	US$2.28	US$1.30	76%

Dividend per ordinary share: Interim	3.65p	3.65p	0%

Number of ordinary shares ranking for dividend (millions)	1,404	1,413

Notes:

  This summary is taken from, and should be read in conjunction with, the full attached statement and notes.

  For convenience the US dollar equivalents for both years have been converted throughout this news release at US$1.51 = £1, a rate prevailing on 30 June 2000.

  The Interim dividend is payable on 6 September 2000 to ordinary shareholders on the register at 4 August 2000 and on 13 September 2000 to ADS holders on the register at 4 August 2000.

  This news release includes forward-looking statements within the meaning of the US securities laws. For a discussion of factors that could affect future results, reference should be made to the forward-looking statements discussion and Cautionary Statements included on pages 36-38.

  Reuters and the sphere logo are the trademarks of the Reuters Group of Companies.

Good first half progress

Reuters revenue for the first half of the year rose by 9% to £1,696 million (US$2,561 million). Revenue at comparable rates also rose by 9%. Adjusting for the net effect of acquisitions and disposals, revenue rose by 11% at comparable rates.

Operating profit was £285 million (US$431 million) before business transformation costs of £41 million to move the business of Reuters Financial to internet technology. This rise of 3% was after the increased levels of ongoing new business investment at Instinet and Reuterspace. These figures are after goodwill amortisation of £27 million (US$41 million).

Profit before tax rose 50% to £450 million (US$679 million). This includes gains on disposals by the Greenhouse Fund of £42 million (US$63 million). These offset the £41 million of business transformation costs. These costs are expected to be £150 million for the full year. A follow-on issue of TIBCO Software Inc. shares earlier this year (in which Reuters did not participate) caused Reuters to book a profit of £160 million (US$242 million).

Earnings per share grew 76% to 25.2p. Reflecting the dividend policy announced in February, the interim dividend is based on the results of Reuters Financial and is unchanged from last year at 3.65p per share.

During the first half of the year the company moved from net cash of £41 million (US$62 million) at the end of 1999 to net debt of £92 million (US$139 million). This reflects higher levels of investment in the core business and the Greenhouse Fund, a number of acquisitions, including the Yankee Group, and the costs of the business transformation programme.

Peter Job, chief executive, said: "Our strategy to make Reuters fully internet-ready, both technically and organisationally, is gaining great momentum. Reuters product offerings in the financial markets are strong across the price range and demand has held up well. Areas of opportunity, such as the competitive US markets, are producing further sales success.

"Sales of our information to sites on the public Internet are going well. Our acquisitions programme is steadily enriching our content assets, particularly in the area of respected research. Other new ventures and partnerships such as Radianz (global financial communications network) and Sila (enabling products for mobile devices in Europe) are either on schedule or ahead of it.

"We are showing more good results at the half year from crystallising well-chosen internet investments. Despite more difficult markets we are still showing we can pick winners that go to IPO. TIBCO Software, which we spun off last year, is establishing a consistent record of fast revenue growth to justify its premium market value. We have reached agreement in principle with TIBCO Software Inc. in its role as an internet infrastructure company; Equant, the data networking service provider; and Yahoo! Inc. to sell a compelling package of software, content and communications offerings to service the growing demand for enterprise information portals. We shall be providing details of this interesting opportunity when they are finalised."

New Ventures

In February Reuters announced three new ventures as part of its strategy to accelerate its use of internet technologies, open new retail markets and migrate its core business to an internet-based model. Significant progress has been made.

  Radianz, the joint venture with Equant to build a global financial market extranet, has been launched.

  Multex Investor Europe, providing internet-based research on companies, is now operational. Deutsche Bank is an initial sponsor.

  Sila Communications, an investment with Aether for mobile applications in Europe, is now launched.

Losses from these ventures were minimal in the first half of the year and are likely to be higher in the second half as these businesses continue to implement their launch strategies.

Reuters Financial

Reuters Information – Revenue rose 5% at actual rates and 7% at comparable rates. Contribution rose 29% to £147 million (US$223 million). Margins in the first half of 2000 and second half of 1999 increased partly as a result of the ongoing reduced level of data costs.

New order levels for domestic and lower-tier products continue to be good especially in the US and Europe. Over 55,000 accesses of Reuters Plus, the US equity product, have been sold and a new higher-tier offering for the institutional buy side, Reuters Pro, has recently been launched. Reuters flagship information product, 3000Xtra, is making good progress and a number of significant orders have been taken, including the recently announced sale of 1,200 positions to Merrill Lynch in London. Increased investment is being made in editorial content, especially in the US.

Reuters Trading Solutions – Revenue declined 2% at actual rates and 1% at comparable rates. Contribution declined 14% to £101 million (US$153 million) reflecting in part the increased investment in infrastructure for Reuters InterTrade Direct (RITD), Reuters new securities transaction product.

Transaction products improved with good growth for Dealing 2000-2, the foreign exchange matching service, and the cancellation rate for Dealing 2000-1 accesses slowing. RITD saw revenue growth of 130% against the background of high demand for electronic order routing. Installations of new systems were lower in the first half, as expected, due to the millennium changeover. Systems sales are starting to show good signs of improvement with a number of significant orders now in negotiation. Sales of software connecting financial institutions to their clients are particularly strong, with the help of internet technology.

Instinet

Instinet’s revenue grew 50% at actual rates and 47% at comparable rates. Revenue in the US grew 41% at actual rates and 37% at comparable rates. International revenue, which now represents 25% of the total, increased 80% at actual rates and 86% at comparable rates. Contribution grew 7% to £84 million (US$127 million). Costs rose £122 million (US$183 million), 69% over the first half of last year, of which £21 million (US$32 million) went on investment in products for the fixed income and retail equities markets. The former has been launched and the latter is planned to be launched in the fourth quarter. Other major spending was associated with gearing up for higher volumes. Improvements were made to the organisational infrastructure, as well as increasing technical capacity ahead of the further boost to volumes expected from decimalisation in the US.

An IPO is still under consideration.

Reuterspace

Reuterspace was formed this year to exploit opportunities outside the core financial markets.

Reuterspace revenue increased 30% at both actual rates and comparable rates. The division made a loss of £23 million (US$36 million) as investment increased in a number of projects including the retail portal. Media revenue increased 5% at both actual rates and comparable rates. Within these figures traditional media revenue declined 9% as the television business is reshaped and internet-based new media revenue rose 250%.

Reuters Enterprise increased revenue due to recent acquisitions including the Yankee Group and the Tower Group in the field of research and ORT in company information. The strategy of building a market presence in a number of vertical market segments by acquisition will continue.

The Greenhouse Fund, which generated £42 million from disposals, still had publicly quoted holdings valued at £243 million on 30 June this year. The number of investments has increased from 38 to 60 this year with three IPO’s of companies held. We continue to work towards an IPO for this business. Timing will be determined by market conditions. In the meantime, the Fund has ample capacity for investment focusing on e-commerce.

Reuters share of revenue generated by Factiva, the joint venture with Dow Jones, was £38 million (US$57 million), up 8% compared to proforma revenue of £33 million (US$50 million) in the first half of last year.

TIBCO Software Inc.

TIBCO Software, the Reuters associate which is a leading provider of real-time e-business infrastructure software, completed a follow-on offering of 4.8 million shares on 27 March at US$106 per share. This offering reduced Reuters stake in TIBCO Software to 44% on a fully diluted basis from 47%, and Reuters booked a profit of £160 million (US$242 million). TIBCO Software reported net income of US$9.7 million, excluding non-cash charges relating to stock compensation and goodwill, for the first half of this year. Reuters has sold no stock in TIBCO Software other than to meet its obligations under staff option plans.

Organisational changes

As previously announced, Philip Green and Tom Glocer have joined the Reuters Board. David Grigson will join the board on 1 August this year as Finance Director replacing Rob Rowley, who remains on the Reuters Board as Chief Executive, Reuterspace. David Ure is leaving the Board to concentrate on his role as Chairman of Radianz. He will remain with Reuters as Strategic Adviser to the Reuters Board and will continue on the company’s senior management committee.

END

Revenue Analysis – Six Months to 30 June 2000
	Six months to 30 June		% change		Six months to 30 June		Year to 31 December
	2000 £m	1999 £m	Actual rates of exchange	Comparable rates of exchange	2000 US$m	1999 US$m	1999 £m	1999 US$m

Revenue analysis by division

Reuters Information	849	808	5%	7%	1,282	1,220	1,619	2,444
Reuters Trading Solutions	372	379	(2%)	(1%)	562	572	780	1,178

Reuters Financial	1,221	1,187	3%	4%	1,844	1,792	2,399	3,622
Instinet	381	255	50%	47%	575	385	525	793
Reuterspace	97	74	30%	30%	146	112	157	237

Divisional revenue	1,699	1,516	12%	13%	2,565	2,289	3,081	4,652
TIBCO Software	-	21	-	-	-	32	21	32
Reuters Business Briefing	-	31	-	-	-	47	31	47
Share of joint ventures revenue	38	-	-	-	57	-	35	53
Intra group revenue	(3)	(6)	56%	54%	(4)	(8)	(8)	(12)

Gross revenue	1,734	1,562	11%	12%	2,618	2,360	3,160	4,772
Less share of joint ventures revenue	(38)	-	-	-	(57)	-	(35)	(53)

Net revenue	1,696	1,562	9%	9%	2,561	2,360	3,125	4,719

Revenue analysis by geography

Europe, Middle East and Africa	821	835	(2%)	4%	1,240	1,260	1,643	2,482
Asia/Pacific	260	249	4%	(2%)	393	377	503	759
The Americas	615	478	28%	25%	928	723	979	1,478

Total	1,696	1,562	9%	9%	2,561	2,360	3,125	4,719

Revenue analysis by type

Recurring	1,223	1,163	5%	7%	1,846	1,756	2,338	3,531
Usage	411	309	33%	31%	621	467	609	920
Outright	62	90	(30%)	(30%)	94	137	178	268

Total	1,696	1,562	9%	9%	2,561	2,360	3,125	4,719

8

Revenue Analysis – Second Quarter 2000
	Three months to 30 June		% change		Three months to 30 June
	2000 £m	1999 £m	Actual rates of exchange	Comparable rates of exchange	2000 US$m	1999 US$m

Revenue analysis by division
Reuters Information	432	403	7%	8%	652	609
Reuters Trading Solutions	196	194	1%	0%	296	293

Reuters Financial	628	597	5%	5%	948	902
Instinet	184	130	42%	37%	278	196
Reuterspace	54	37	46%	43%	82	56

Divisional revenue	866	764	13%	12%	1,308	1,154
TIBCO Software	-	13	-	-	-	20
Reuters Business Briefing	-	16	-	-	-	24
Share of joint ventures revenue	20	-	-	-	30	-
Intra group revenue	(2)	(2)	25%	4%	(3)	(3)

Gross revenue	884	791	12%	11%	1,335	1,195
Less share of joint ventures revenue	(20)	-	-	-	(30)	-

Net revenue	864	791	9%	8%	1,305	1,195

Revenue analysis by geography

Europe, Middle East and Africa	413	416	(1%)	4%	624	628
Asia/Pacific	134	125	7%	(1%)	202	189
The Americas	317	250	27%	21%	479	378

Total	864	791	9%	8%	1,305	1,195

Revenue analysis by type

Recurring	621	577	8%	8%	938	871
Usage	200	158	25%	22%	302	239
Outright	43	56	(23%)	(23%)	65	85

Total	864	791	9%	8%	1,305	1,195

9

Review of Interim Results

The following review has been prepared in accordance with both the recommendations of the UK Accounting Standards Board in their statement entitled ‘Operating and Financial Review’, and the US requirement for a ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations.’

Under US law all statements other than statements of historical fact included in this review are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described under ‘Cautionary Statements’ on page 36 to 38 as well as elsewhere in this review. All written and oral forward-looking statements made on or after the date hereof and attributable to Reuters are expressly qualified in their entirety by such Cautionary Statements.

1.  Financial summary

	Six months to 30 June
	2000 £m	1999 £m

Revenue	1,696	1,562
Divisional contribution	309	306
Business transformation	(41)	-
Goodwill/currency	(24)	(21)
Other	-	(7)
Operating profit	244	278
Joint ventures/ associates	(3)	(1)
Disposals
- investments	202	29
- subsidiaries	8	-
Other	(1)	(6)
PBT	450	300
EPS	25.2p	14.3p

Revenue increased 9% at both actual and comparable rates to £1,696 million in the six months to 30 June 2000.

Revenue growth excluding the impact of acquisitions and disposals increased 10% at actual rates to £1,663 million in the six months to 30 June 2000. At comparable rates the increase was 11%.

Divisional contribution before business transformation costs grew by 1% at actual rates and 6% at comparable rates in the first six months of 2000. Divisional performance is discussed in section 2.

Total goodwill in the six months to 30 June 2000 was £33 million, of which £6 million was charged to associated companies. This compares to goodwill of £27 million in the first half of 1999 of which £3 million was charged to associated companies.

Recognised currency hedging gains in the six months to 30 June 2000 were £3 million, the same as the first half of 1999. Actual rates performance was adversely impacted by the strength of sterling against the euro, partially offset by sterling weakening against the US dollar and Japanese yen.

Operating profit margin in the six months to 30 June 2000 was 14.4%, compared with a 17.8% margin in the first half of 1999. Excluding business transformation costs the operating profit margin was 16.8%.

Disposal of fixed asset investments in the first six months resulted in a profit of £42 million, compared to £29 million in the first half of 1999, mainly relating to Greenhouse Fund disposals.

The follow-on public issue in March 2000 of 4.8 million TIBCO Software Inc. shares generated a book profit for Reuters of £160 million. Reuters has sold no stock in TIBCO Software Inc. other than to meet its obligations under staff option plans.

Earnings before interest, tax, depreciation and amortisation (EBITDA), which includes the profit on the follow-on public issue by TIBCO Software Inc., increased 27% at actual rates and 31% at comparable rates to £624 million, in the six months to 30 June 2000. This compares with an increase of 5% at actual rates in the first half of 1999.

Profit before tax increased 50% to £450 million in the first six months to 30 June 2000, compared with an increase of 2% in the first half of 1999 at actual rates.

The tax charge for the six months to 30 June 2000 is based on an effective tax rate of 20% on profit before goodwill amortisation compared with a rate of 30% in the first half of 1999 and the current UK corporate tax rate of 30%. The lower effective tax rate is due to the fact that only £290 million of profit before tax is subject to tax; the remaining £160 million results from the booked profit on the follow-on public issue in TIBCO Software Inc.

Earnings per share increased 76% in the six months to 30 June 2000 ahead of the growth in profit before tax, reflecting the reduction in tax rate.

Free cash flow per share was 16.9p, up 2% from 16.6p in 1999. This excludes the profit from the follow-on public offering by TIBCO Software Inc. which is not cash generative.

Investment in the business continued with £120 million of fixed asset additions, £146 million of development expenditure and £250 million of acquisitions and investments net of disposal proceeds.

2. Operating performance

Revenue by type

	Six months to 30 June
	2000 £m	1999 £m

Recurring	1,223	1,163
Usage	411	309
Outright	62	90

Total	1,696	1,562

Recurring revenue, which is principally derived from the sale of subscription services, represented 72% of group revenue in the six months to 30 June 2000 compared with 75% in the six months to 30 June 1999.

Usage-based revenue, principally derived from Instinet and Dealing 2000-2, represented 24% of total revenue in the six months to 30 June 2000 compared with 20% of total revenue in the six months to 30 June 1999.

Outright revenue, which comprises once-off sales of information management systems and risk management software, represented 4% of group revenue in the six months to the 30 June 2000 and 5% in six months to 30 June 1999.

Revenue by geography

Revenue in Europe, Middle East and Africa (EMA) fell by 2% at actual rates and increased 4% at comparable rates in the first half of 2000. Revenue grew 5% at actual rates and 3% at comparable rates in the same period in 1999.

The Americas saw revenue growth of 28% at actual rates and 25% at comparable rates in the six months to 30 June 2000, compared to 16% at actual rates and 13% at comparable rates in the same period in 1999.

Revenue in Asia/Pacific grew 4% at actual rates and fell 2% at comparable rates in the first half of 2000, having increased 3% at actual rates and remained flat at comparable rates in the first half of 1999.

Reuters Information

Reuters Information (RI) provides financial information products to financial professionals and their clients. Its aim is to produce its own differentiated content and features while aggregating key third party products in a convenient way.

	Six months to 30 June
	2000 £m	1999 £m

Revenue	849	808
Costs	(702)	(694)

Contribution	147	114

Contribution growth %
Actual	29%
Comparable	44%

Margin %	17%	14%

RI revenue for the first half of 2000 grew 5% at actual rates and 7% at comparable rates.

Contribution margin increased from 14% to 17%, through a combination of increased revenue and tight control over costs.

	Six months to 30 June
	2000 £m	1999 £m

Revenue
EMA	491	490
The Americas	194	170
Asia/Pacific	164	148

Total	849	808

% change	Actual rates	Comparable rates

EMA	0%	7%
The Americas	14%	11%
Asia/Pacific	10%	3%

Total	5%	7%

EMA revenue growth was driven by double-digit growth in Italy and Benelux, and good growth in the UK and Ireland and France.

Revenue growth in the Americas was largely the result of good sales of Reuters Plus, Reuters US domestic product.

Revenue growth in Japan of 7% and 10% growth in South Asia offset revenue declines in Hong Kong, Indonesia and China.

	Six months to 30 June
	2000	1999

Accesses (000’s)
3000 Products	79	56
Other Upper Tier	137	154

Total Upper Tier	216	210
Off Trading Floor	52	22
Other (including domestic equities)	192	169
Mobile	40	55

Total	500	456

Revenue per access (£000)
Total Upper Tier	3.1	3.0

Total RI accesses grew 10% to 500,000 at 30 June 2000. Total Upper Tier accesses grew by 3% in the first half of 2000. Installed 3000 accesses, including 3000Xtra, increased from 71,000 at the end of 1999 to 79,000 at 30 June 2000.

Off Trading Floor (OTF) accesses aimed at users of financial information outside the dealing room grew by 139% in the first half of 2000.

The decline in mobile access is due to the discontinuation of the short messaging service product line.

Reuters Trading Solutions

Reuters Trading Solutions (RTS) provides financial customers worldwide with industry standards, scaleable solutions and technology, to improve operating efficiency and facilitate trading throughout the enterprise. To this end it develops infrastructure applications and trade execution facilities that enable connectivity to a variety of information sources, either internally or externally via the Internet.

	Six months to 30 June
	2000 £m	1999 £m

Revenue	372	379
Costs	(271)	(262)

Contribution	101	117

Contribution growth %
Actual	(14%)
Comparable	(13%)

Margin %	27%	31%

RTS revenue declined by 2% at actual rates and 1% at comparable rates in the first half of 2000.

Margin has declined as RTS continued to invest in new business opportunities, most notably in Reuters InterTrade Direct, its securities order management product.

RTS encompasses three business groupings, Transactions, Applications and Enterprise Solutions and Retail Solutions.

	Six months to 30 June
Transactions	2000 £m	1999 £m

Revenue	203	202

% change
Actual	1%
Comparable	0%

The Transactions business develops financial communities through the provision of managed transaction services across a range of financial instruments.

Overall Transactions revenues grew 1% at actual rates and were flat at comparable rates.

Total Dealing accesses at 30 June 2000 were 21,000, a reduction of 7% compared to June 1999.

The decline in Dealing 2000-1 revenue has been offset by growth in foreign exchange matching, order routing and securities order management revenues.

	Six months to 30 June
Applications and Enterprise Solutions	2000 £m	1999 £m

Revenue	153	165

% change
Actual	(7%)
Comparable	(6%)

Applications and Enterprise Solutions provides software to enable the distribution of real-time information and order flow data within customer organisations, and for pre- and post-trade risk management applications.

A slow start to the year post Millennium resulted in lower installations of risk management and market data systems in the first half of 2000 compared to the first half of 1999. This was exacerbated by strong revenues in the first half of 1999 where customers accelerated projects ahead of the Millennium.

	Six months to 30 June
Retail Solutions	2000 £m	1999 £m

Revenue	16	12

% change
Actual	32%
Comparable	32%

Retail Solutions focuses on selling solutions of content, technology, applications and transaction capabilities to financial services institutions seeking to use the Internet to attract retail customers.

Revenue grew £4 million or 32% at both actual and comparable rates in the six months to 30 June 2000 reflecting increased sales of products aimed at the online brokerage markets.

Instinet

Instinet provides global electronic equity and fixed income brokerage services to investment professionals.

	Six months to 30 June;
	2000 £m	1999 £m

Revenue
Instinet US	282	200
Instinet International	97	55
Fixed Income	2	-

Total	381	255
Costs	(297)	(175)

Contribution	84	80

Contribution growth %
Actual	7%
Comparable	6%

Margin	22%	31%

Revenues grew 50% at actual rates and 47% at comparable rates. Us revenue growth was 37% at comparable rates and International revenue growth was 86% at comparable rates.

Instinet’s average share of the US Equities (NASDAQ and NYSE) market was 8.6% for the first half of 2000, compared with 8.3% for the first half of 1999.

Instinet’s Fixed Income product was launched in the US in March 2000 and internationally in April 2000. Fixed Income revenues and costs were £2 million and £16 million, respectively.

Instinet continues to invest in the development of its retail product. Costs incurred in the six months to 30 June 2000 were £15 million compared with £2 million in the first half of 1999.

Investment in the first half of 2000 included £40 million of capital expenditure, principally on capacity expansion of the core network infrastructure for the equity business.

£8 million was spent on branding in the first half of 2000 compared with £1 million in the first half of 1999.

In February 2000 Instinet acquired Lynch, Jones & Ryan (LJR), a provider of commission recapture programmes for pension plan sponsors and other funds. The impact on revenue and contribution growth was not material.

Instinet continues to face significant change in its core markets driven by new and developing technologies, increased competition and an evolving regulatory environment.

An IPO is still under consideration as one of a number of strategic options for Instinet.

For information concerning certain rules that could affect Instinet’s business see Cautionary Statements: ‘SEC Rules for Alternative Trading Systems’, ‘SEC rules on ECN usage’, and ‘NASD initiatives’ on pages 36-37 .

Reuterspace

Reuterspace (RS) is focused on bringing the existing skills of the Reuters group in content, technology and distribution to new communities outside the wholesale financial markets. The division aims to develop opportunities in the business-to-business and business-to-consumer e-commerce market places through internally generated initiatives, partnerships, stakeholdings and acquisitions.

	Six months to 30 June
	2000 £m	1999 £m

Revenue	97	74
Costs	(120)	(79)

Contribution	(23)	(5)

Share of joint venture and associates results	(3)	1
Greenhouse Fund profit	42	29

Revenue increased £23 million in the first half of 2000, primarily reflecting the impact of acquisitions. Costs include investment of £21 million on the roll-out of online media products outside the Americas, development of retail and mobile strategies and expansion of Greenhouse Fund activities.

Business-to-Business

In the first half of 2000 Reuters Enterprise spent £96 million on acquisitions including ORT, a leading French provider of company information, and Yankee, a US research and advisory business focused on the technology and telecoms industries. An e-market place offering, Qingnaio.net was launched in China.

Business-to-Consumer

Reuters provides news and information online to over 900 websites with over 140 million page views per month. Media revenue increased by 5% to £71 million in the first half of 2000, reflecting continued strong growth in online media revenue which more than tripled to £13 million, offset by reduced television revenues as selected existing services have been cut back and effort refocused towards online delivery of video.

During the first half of 2000, £10 million was spent on the retail portal, branding and mobile. The portal will facilitate an aggregation of retail users and provide intermediation between consumers and financial institutions.

Greenhouse Fund

	Six months to 30 June
	2000 £m	1999 £m

Unquoted Investments
Cost	119	24
Quoted Investments
Cost	30	8
Market Value	243	68

Greenhouse Fund profit	42	29

The Greenhouse Fund invested in 24 companies in the first half of 2000, bringing the total number of investments in companies to 60. A number of disposals were made in the period, realising a pre-tax profit of £42 million.

At 30 June 2000 the total cost of investments held was £149 million and the market value of the 16 quoted investments was £243 million, compared to £438 million as at year end 1999.

A partial flotation of the Greenhouse Fund continues to be considered, subject to satisfactory market conditions.

Overall divisional performance

	Six months to 30 June
	2000 £m	1999 £m

Revenue
RI	849	808
RTS	372	379

RF	1,221	1,187
Instinet	381	255
RS	97	74

Total	1,699	1,516

Contribution
RI	147	114
RTS	101	117

RF	248	231
Instinet	84	80
RS	(23)	(5)

Total	309	306

Divisional contribution excludes business transformation costs, goodwill and currency hedging which are managed and reported on a Group basis.

Divisional contribution margin at actual rates was 18%, compared with 20% in the first half of 1999.

Business transformation costs

Reuters announced in February 2000 that Reuters Financial (RF) will take a reorganisation charge of £300 million over the next two years. For the six months to 30 June 2000 the charge was £41 million. The full year charge for 2000 is currently forecast to be £150 million.

Joint Ventures, Associates and Investments

Excluded from operating profit is the performance of a number of strategic investments, minority stakes and joint ventures managed by the Divisions. The more significant of these are set out below:

Reuters Trading Solutions:

GL Trade (owned 34.2%) is a developer of interactive software providing ‘electronic’ gateways to electronic exchanges. Reuters share of GL Trade’s profit for the first half of both 2000 and 1999 was £1 million.

Reuters acquired a 21.9% stake in Pedestal in June 2000. Pedestal manages an internet business-to-business (B2B) marketplace for the trading of secondary mortgage loans and mortgage related products in the US.

Reuterspace:

Factiva is a 50% owned joint venture that combines the businesses of Reuters Business Briefing and Dow Jones Interactive. Reuters share of Factiva’s losses for the first half of the year was £1 million.

Disposal of Greenhouse Fund investments realised a profit of £42 million in the first half of the year. The Greenhouse Fund acquired further investments costing £77 million.

Reuters share of profits from its 20% stake in ITN, which principally provides daily scheduled programmes of international and national news for television and radio, was £1 million in the first half of 2000 and 1999.

Sila Communications is a 40% owned venture created in May 2000 with Aether Systems to provide wireless data service in Europe. Reuters owns a 7.6% interest in Aether Systems.

Multex Investor Europe, a 50% owned joint venture formed in February 2000 with Multex.com Inc., providing dedicated broker research and investment information to empower private investors. Reuters share of Multex Investor Europe losses were £1 million in the first half of the year. Reuters holds a 6.5% stake in Multex.com Inc.

In addition, a recently announced joint venture with Handelsblatt Group, a leading German financial news brand, aims to produce rapid German language commentary on breaking financial news, company and market trends to assist users in making decisions on the management of their investment portfolios.

Instinet:

Tradepoint Financial Networks Plc, owned 7.5% by Instinet, is a London-based for-profit stock exchange offering an electronic order driven equities market for UK securities.

Archipelago, owned 12.1% by Instinet, is an electronic communications network for NASDAQ stocks to match purchases and sales electronically outside the exchange trading system.

Instinet holds an 8.7% stake in W.R. Hambrecht, an investment bank offering an ‘Open IPO’ system that allows companies to be taken public via auction on the Internet.

Vencast.com, 13% of which Instinet owns, is a solutions provider for the private equity industry offering a new, secure digital environment which facilitates the process for raising capital.

Corporate:

TIBCO Software Inc. is a provider of real-time infrastructure software for the Internet. Reuters share of TIBCO Software Inc.’s operating profit for the first half of the year was £1 million.

Reuters has a 61% economic interest in TIBCO Software Inc. but its voting rights are restricted to 49% and accordingly TIBCO Software Inc. is accounted for as an associate. If all outstanding employee options were exercised Reuters shareholding in TIBCO Software Inc. would be 44%.

Radianz, a joint venture with Equant, plans to develop the world’s largest secure Internet Protocol (IP) network for financial markets.

Although Reuters owns 51% of the joint venture its control is limited to 50%.

Reuters has contributed substantially all of its network assets to Radianz, which is operational from 1 July 2000.

3. Group costs

Cost by Division
	Six months to 30 June
	2000 £m	1999 £m	Growth

RI	702	694	1%
RTS	271	262	3%

RF	973	956	2%
Instinet	297	175	69%
RS	120	79	52%
Business transformation	41	-
RBB/TSI	-	59
Goodwill/other	21	15

Total	1,452	1,284	13%

Costs in RF grew by 2% compared with revenue growth of 3% with the benefit of tight cost control being offset to the same extent by investment in new initiatives. RF margin has improved from 19.5% to 20.3%.

Instinet cost growth of 69% compares to revenue growth of 50%. Excluding the investment in fixed income and retail initiatives cost growth is 59%. This reflects a significant increase in costs to support expansion of the equity business.

Excluding the impact of acquistions cost growth in RS is 36% compared to revenue growth of 14%. This reflects a growth of 10% in underlying costs and £21 million of investment in new business.

Cost by function
	Six months to 30 June
	2000 £m	1999 £m

Production and communications	792	795
Selling and marketing	299	239
Support services and administration	296	229
Business transformation	41	-
Goodwill amortisation	27	24
Net currency gain	(3)	(3)

Total	1,452	1,284

% change
Actual	13%	9%
Comparable	13%	6%

Production and communications

This comprises costs involved in the development and delivery of Reuters products and content to its clients. These costs were flat in the first half of 2000 at actual rates and fell by 1% at comparable rates.

Selling and marketing

These costs relate to sales, marketing and client support activities and increased by 25% in the six months ended 30 June 2000 at actual rates and 26% at comparable rates. This growth related to business expansion and branding at Instinet. Excluding Instinet the increase was 8% with the majority of this growth due to the expansion of Reuters branding initiative.

Support services and administration costs

This represents the cost of maintaining the company’s internal infrastructure, including internal systems, property and office costs, finance, legal and general management costs. These costs increased by 29% at actual rates and 28% at comparable rates. The increase reflected costs associated with higher trading volumes at Instinet, increased investment in systems and the expansion of Reuterspace.

Cost by type
	Six months to 30 June
	2000 £m	1999 £m

Staff	545	481
Services	375	285
Depreciation	139	160
Data	144	136
Comms	91	92
Space	90	80
Other	27	50
Business transformation	41	-

Total	1,452	1,284

% change
Actual	13%	9%
Comparable	13%	6%

Staff costs rose by 13% at comparable rates in the first half of 2000. The increase was principally due to additional staff required at Instinet to support higher trading volumes and new product development. Excluding Instinet, staff costs increased 5% reflecting salary and headcount increases.

Headcount at the end of June 2000 was 17,067 compared to 16,546 at December 1999. This reflects an increase of 685 staff from acquisitions in the first half of the year and also includes the transfer of 339 staff into the Radianz joint venture on 30 June 2000.

Services costs increased 29% at comparable rates in the first half of 2000, reflecting increased settlement and clearing costs at Instinet and higher levels of branding and consulting expenditure.

Depreciation fell by 12% at comparable rates in the six months ended 30 June 2000 reflecting the declining level of capital expenditure.

Data costs increased by 6% at comparable rates in the first half of 2000, in line with revenue growth in RI.

Space costs increased 13% at comparable rates in the first half of 2000 due to the expansion at Instinet and the impact of acquisitions.

Incremental external Millennium costs were £5 million in the first six months of 2000, compared to £10 million in the first half of 1999.

4. Shareholder value

Reuters aims to grow its value and outperform its peers. Reuters believes that its mix of assets, some of which are unique to the company, will help it to meet this aim. These assets, some of which are not included in the consolidated balance sheet, include:

  Reuters independence, as enshrined in the Reuters Trust Principles;

  Goodwill attached to the Reuters name;

  Software and other intellectual property;

  Global databases of financial and other information;

  An integrated global organisation including a skilled workforce;

  The market value of various investments which are held at cost or net asset value     under UK GAAP.

  Reuters uses a model for measuring and ranking its total shareholder return (TSR) compared with that of the other 99 companies in the FTSE 100 index at the start of each measurement period. This model is used to determine vesting of awards under performance-linked share plans.

  Reuters rankings over the completed three-year periods, and ongoing measurement periods as at 30 June 2000 are set out below:

  5. Financial needs and resources

  Free cash flow which comprises operating cash flow and investment income received less net interest expense, tax paid and expenditure on tangible fixed assets was £237 million for the six months ended 30 June 2000, compared with £234 million in 1999.

  An analysis of free cashflow on a divisional basis is set out below.

30 June 2000

RF	344
RS	(23)
Instinet	13
Business transformation costs	(41)
Tax paid/other	(56)

Total	237

18

  Additions to tangible fixed assets were £120 million in the first half of 2000, £16 million higher than the first half of 1999. Subscriber equipment expenditure declined £2 million to £32 million compared with the same period in 1999 as spending on Millennium and 3000 product upgrades declined. Other equipment additions rose £18 million to £88 million.

  Reuters spent £294 million on acquisitions and investments in the first six months of 2000 compared to £48 million in the same period in 1999. In the first half of 2000 £27 million was spent on Reuters shares acquired by an employee share ownership trust compared with £4 million in the first half of 1999. Proceeds from the sale of fixed asset investments was £44 million, principally relating to Greenhouse Fund disposals in 2000.

  Reuters paid dividends of £154 million, in the first half of 2000 and £155 million in the first half of 1999.

  Net debt at 30 June 2000 amounted to £92 million, compared with net funds of £86 million at 30 June 1999. Net debt at 30 June 2000 comprised cash and short-term investments of £645 million offset by gross debt of £737 million.

  Reuters expects to be able to finance its current business plans from existing resources and facilities.

  At 30 June 2000 Reuters Group PLC had syndicated loan facilities of £500 million available which expire in December 2002, all undrawn at 30 June 2000.

  A £1.5 billion Euro Commercial Paper Programme was established in 1998. At 30 June 2000, Reuters had raised funds of £329 million under this programme, repayable at various dates through to September 2000.

  In 1998 Reuters also established a £1 billion Euro Medium Term Note Programme. At 30 June 2000, Reuters had raised funds of £260 million under this programme, repayable at various dates from February 2001 up to November 2004.

  6. Treasury management

  Over 80% of Reuters revenue is denominated in non-sterling currencies. Reuters also has significant costs denominated in foreign currencies with a different mix from revenue. Reuters profits are, therefore, exposed to currency fluctuations. The approximate proportion of operating profit excluding goodwill amortisation and currency gains attributable to each key currency group was as follows:

Operating profit by currency	2000	1999

Continental Europe
- Euro currencies	86%	74%
- other	13%	15%
US dollar	61%	51%
Japanese yen	18%	13%
Sterling
- depreciation	(54%)	(54%)
- other	(38%)	(12%)
Other	14%	13%

Total	100%	100%

  Sterling costs exceeded sterling revenues due to the level of UK-based marketing, development, operational and central management costs and depreciation which, is largely accounted for in sterling once an asset has been acquired.

  In broad terms using the 2000 mix of profits, the impact of an additional unilateral 1% strengthening of sterling would have been a reduction of approximately £5 million on operating profits before hedging (1999: £4 million).

  Sterling was stronger on average during the first half of 2000 compared with the first half of 1999. As a result, reported revenue and operating profit before hedging suffered. If 30 June 2000 exchange rates had prevailed throughout the period, revenue would have been approximately £55 million higher and operating profit before currency hedging approximately £17 million higher.

  The risk that sterling might strengthen against foreign currencies is hedged within parameters laid down by the Board. The priority in treasury policy is to reduce the risk of year on year earnings volatility to acceptable levels while allowing a degree of flexibility to take advantage of market movements.

  The company has adopted value at risk (VAR) analysis as a means of quantifying the potential impact of exchange rate volatility on reported earnings. VAR is a measure of the potential loss on a portfolio within a specified time horizon, at a specified confidence interval. Loss is defined, in this instance, as the diminution in value of rolling 12-month forecast group profits denominated in sterling. Due to the approximations used in determining VAR, the theory provides order of magnitude estimates only but these are useful for comparison purposes.

  Reuters estimates that at 30 June 2000 there is a 5% chance that profits forecast for the coming 12 months will deteriorate by more than £69 million as a result of currency fluctuations before hedging and £32 million after hedging (1999: £58 million before hedging and £31 million after hedging). These figures represent the value at risk.

  During the first six months of 2000 the average value at risk on forecast profits for the coming 12 months was as follows:

Value at risk
£m
	Before hedging		After hedging

2000	Average	60	30
	High	70	34
	Low	49	27
1999	Average	61	35

The gains on currency hedging activities for the first six months of 2000 are summarised below:

Recognised gains/(losses) to 30 June
£m	2000	1999	1998

Currency hedging	5	3	28
Interest rate hedging	(1)	-	2

  Recognised currency hedging gains were higher in the first half of 2000 compared with the first half of 1999 due mainly to the relative strength of sterling versus other European currencies.

  Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements are set out as follows:

Currency hedging	Gains £m	(Losses) £m	Net £m

Unrecognised at 1.1.00	16	(12)	4
Arising in previous years
- recognised at June 2000	7	(5)	2
- not recognised at June 2000	9	(7)	2
Arising in 2000
- not recognised at June 2000	4	(17)	(13)

Unrecognised at 30.06.00	13	(24)	(11)

Of which:
- expected to be recognised in 2000	7	(11)	(4)
- expected to be recognised in 2001 or later	6	(13)	(7)

  Unrecognised losses of £11 million at 30 June 2000 compare with unrecognised gains of £4 million at 31 December 1999. The deterioration reflects the weaker pound at 30 June 2000 compared with the end of 1999.

  Net cash flows are mainly converted into sterling and either applied to reduce debt or invested in money market instruments with financial institutions holding strong credit ratings.

  Interest rates are managed using a mix of financial instruments which commence and mature at various dates through to November 2004. Most interest rate hedging relates to the use of interest rate swaps to shorten the interest rate profile on medium term fixed rate notes issued.

Interest rate hedging	Gains £m	(Losses) £m	Net £m

Unrecognised at 1.1.00	0	(17)	(17)
Arising in previous years
- recognised at June 2000	0	(4)	(4)
- not recognised at June 2000	0	(13)	(13)
Arising in 2000
- not recognised at June 2000	2	2	4

Unrecognised at 30.06.00	2	(11)	(9)

Of which:
- expected to be recognised in 2000	0	(2)	(2)
- expected to be recognised in 2001 or later	2	(9)	(7)

  Unrecognised losses of £9 million on interest rate hedging at 30 June 2000 are a result of the increase in sterling interest rates since interest rate swaps were put in place and are offset by compensating adjustments to the fair value of the fixed rate notes issued.

  In broad terms, using the average net funds position, a 1% increase in global interest rates would have reduced profit before tax in the first half of 2000 by approximately £1 million (first half of 1999: £1 million) excluding the impact of hedging.

  7. US GAAP

  Reconciliations of net income and shareholders equity under UK and US GAAP are set out on pages 33 to 35. A discussion of the relevant US accounting policies which differ materially from UK GAAP is given on page 75 of the Reuters Group PLC 1999 Annual Report.

  Under UK GAAP certain quoted investments such as those made by the Greenhouse Fund are reflected on the balance sheet at cost as fixed assets at cost, whereas under US GAAP such investments are marked to market and adjusted through the US statement of comprehensive income.

  The market value of quoted technology companies can change significantly. On a portfolio basis, a 10% move in the market price of the quoted investments in the Greenhouse Fund at 30 June 2000 would increase/decrease the value of the Fund by £24 million. Quoted investments are also exposed to exchange rate fluctuations. A strengthening of sterling against the US dollar would reduce the market value of the Greenhouse Fund.

Consolidated Profit and Loss Account for the six months to 30 June 2000 (unaudited)
	Six months to 30 June		Six months to 30 June		Year to 31 December
	2000 £m	1999 £m	2000 US$m	1999 US$m	1999 £m	1999 US$m

Gross revenue	1,734	1,562	2,618	2,360	3,160	4,772
Less share of joint ventures revenue	(38)	-	(57)	-	(35)	(53)

Net revenue	1,696	1,562	2,561	2,360	3,125	4,719
Operating costs	(1,452)	(1,284)	(2,192)	(1,940)	(2,576)	(3,891)

Operating profit	244	278	369	420	549	828
Loss from joint ventures	(3)	-	(5)	-	(6)	(10)
Loss from associates	-	(1)	(1)	(1)	(11)	(16)
Profit on disposal of subsidiary undertaking	8	-	12	-	52	79
Profit on disposal of fixed asset investments	202	29	305	43	50	76
Income from fixed asset investments	1	-	2	-	2	3
Net interest payable	(2)	(6)	(3)	(9)	(4)	(6)

Profit on ordinary activities before taxation	450	300	679	453	632	954
Taxation on profit on ordinary activities	(97)	(98)	(146)	(148)	(207)	(312)

Profit after taxation attributable to ordinary shareholders	353	202	533	305	425	642
Dividend
Interim	(51)	(52)	(77)	(78)	(52)	(78)
Final	-	-	-	-	(154)	(233)

Retained profit	302	150	456	227	219	331

Basic earnings per ordinary share	25.2p	14.3p			30.2p

22
Consolidated Statement of Total Recognised Gains and Losses for the six months to 30 June 2000 (unaudited)
	Six months to 30 June		Six months to 30 June		Year to 31 December
	2000 £m	1999 £m	2000 US$m	1999 US$m	1999 £m	1999 US$m

Profit attributable to ordinary shareholders	353	202	533	305	425	642

Unrecognised gain on formation of joint ventures and associates	88	-	133	-	-	-
Translation differences credited directly to reserves	42	14	64	20	10	15

Total recognised gains and losses relating to the period	483	216	730	325	435	657

23

Consolidated Cash Flow Statement for the six months to 30 June 2000 (unaudited)
	Six months to 30 June		Six months to 30 June		Year to 31 December
	2000 £m	1999 £m	2000 US$m	1999 US$m	1999 £m	1999 US$m

Net cash inflow from operating activities	406	418	613	630	821	1,240
Dividends received from associates	1	-	2	-	2	3
Returns on investments and servicing of finance
Interest received	10	22	15	34	50	76
Interest paid	(12)	(28)	(18)	(42)	(51)	(77)
Income from fixed asset investments	2	-	3	-	2	2

Net cash (outflow)/inflow from returns on investments and servicing of finance	-	(6)	-	(8)	1	1
Taxation paid	(57)	(66)	(86)	(99)	(167)	(252)
Capital expenditure and financial investments
Purchase of tangible fixed assets	(114)	(112)	(171)	(168)	(256)	(387)
Sale of tangible fixed assets	1	-	1	-	1	1
Purchase of fixed asset investments	(155)	(34)	(235)	(52)	(166)	(250)
Sale of fixed asset investments	44	31	67	46	39	58

Net cash outflow from capital expenditure and financial investments	(224)	(115)	(338)	(174)	(382)	(578)
Acquisitions and disposals (including associates)	(166)	(9)	(251)	(14)	(27)	(41)
Equity dividends paid	(154)	(155)	(233)	(234)	(207)	(312)

Cash (outflow)/inflow before use of liquid resources and financing	(194)	67	(293)	101	41	61
Management of liquid resources
Net decrease/(increase) in short-term investments	52	(10)	79	(16)	476	719
Financing
Proceeds from issue of shares	19	15	28	23	25	38
Shares repurchased	-	-	-	-	(25)	(38)
Net increase/(decrease) in borrowings	140	3	211	5	(542)	(819)

Net cash inflow/(outflow) from financing	159	18	239	28	(542)	(819)

Increase/(decrease) in cash	17	75	25	113	(25)	(39)

24

Reconciliation of Net Cash Flow to Movement in Net Funds for the six months to 30 June 2000 (unaudited)
	Six months to 30 June		Six months to 30 June		Year to 31 December
	2000 £m	1999 £m	2000 US$m	1999 US$m	1999 £m	1999 US$m

Increase/(decrease) in cash	17	75	25	113	(25)	(39)
Cash (inflow)/outflow from movement in borrowings	(140)	(3)	(211)	(5)	542	819
Cash (inflow)/outflow from movement in liquid resources	(52)	10	(79)	16	(476)	(719)
Cash arising on acquisitions	13	-	20	-	-	-

Change in net cash resulting from cashflows	(162)	82	(245)	124	41	61
Translation difference	29	7	44	9	3	5

Movement in net funds	(133)	89	(201)	133	44	66
Opening net funds/(debt)	41	(3)	62	(4)	(3)	(4)

Closing net (debt)/funds	(92)	86	(139)	129	41	62

25

Net Cash Inflow from Operating Activities (unaudited)
	Six months to 30 June		Six months to 30 June		Year to 31 December
	2000 £m	1999 £m	2000 US$m	1999 US$m	1999 £m	1999 US$m

Operating profit	244	278	369	420	549	828
Depreciation	139	160	211	241	310	468
Goodwill amortisation	27	24	41	36	47	71
(Increase)/decrease in stocks	(4)	-	(6)	-	1	2
Increase in debtors	(292)	(209)	(442)	(316)	(236)	(357)
Increase in creditors	282	155	426	234	112	170
Loss on disposal of fixed assets	8	2	12	3	12	19
Amortisation of interests in own shares	10	5	15	7	18	30
Miscellaneous, principally translation differences	(8)	3	(13)	5	8	9

	406	418	613	630	821	1,240

26

Consolidated Balance Sheet at 30 June 2000 (unaudited)
	30 June		30 June		31 December
	2000 £m	1999 £m	2000 US$m	1999 US$m	1999 £m	1999 US$m

Fixed assets	1,733	1,071	2,617	1,618	1,205	1,821
Net current assets
Stocks	8	6	13	9	4	6
Current asset investments	7	-	10	-	-	-
Debtors	1,185	804	1,789	1,215	834	1,259
Cash and short-term investments	645	1,112	974	1,680	609	920
Creditors	(2,176)	(2,051)	(3,287)	(3,098)	(1,679)	(2,536)

Net current liabilities	(331)	(129)	(501)	(194)	(232)	(351)
Long-term creditors and provisions	(350)	(374)	(528)	(566)	(372)	(563)

Net assets	1,052	568	1,588	858	601	907

Capital and reserves
Called-up share capital and share premium	419	387	634	588	397	600
Capital redemption reserve	1	-	2	-	1	2
Other reserve	(1,717)	(1,717)	(2,595)	(2,595)	(1,717)	(2,595)
Profit and loss account reserve	2,349	1,881	3,547	2,840	1,920	2,900

Shareholders' equity	1,052	551	1,588	833	601	907

Minority interest	-	17	-	25	-	-

Capital employed	1,052	568	1,588	858	601	907

27

Reconciliation of Movements in Shareholders’ Funds for the six months to 30 June 2000 (unaudited)
	Six months to 30 June		Six months to 30 June		Year to 31 December
	2000 £m	1999 £m	2000 US$m	1999 US$m	1999 £m	1999 US$m

Retained profit	302	150	456	227	219	331
Translation differences credited directly to reserves	42	14	64	20	10	15
Unrecognised gain on formation of joint ventures and associates	88	-	133	-	-	-
Shares issued during the period	19	15	28	25	25	38
Shares repurchased during the period	-	-	-	-	(25)	(38)

Net addition to shareholders' equity	451	179	681	272	229	346
Opening shareholders' equity	601	372	907	561	372	561

Closing shareholders' equity	1,052	551	1,558	833	601	907

28

  Notes to Unaudited Interim Results for the
  six months to 30 June 2000

  1. Basis of preparation

  The above financial information has been prepared on a basis consistent with the accounting policies set out on pages 73 and 74 of Reuters Group PLC 1999 annual report and reflects all adjustments consisting only of normal recurring adjustments which, in the opinion of management, are necessary to provide a fair statement of the results for the periods presented.

  The unaudited interim financial statements should be read in conjunction with the 1999 annual accounts. The results for the year to 31 December 1999 do not comprise statutory accounts within the meaning of section 240 of the 1985 UK Companies Act but are an abridged version of the statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors’ report on the statutory accounts was unqualified and did not contain a statement made under section 237(2) or section 237(3) of the Companies Act.

  2. Segmental Analysis

  The segmental analysis of revenue, costs and contribution reflects the way in which the company is managed on a divisional basis.

  There are four divisions, comprising Reuters Information, Reuters Trading Solutions, Instinet and Reuterspace. For comparability the 1999 divisional results exclude Reuters Business Briefing (RBB) and TIBCO Software Inc. RBB is now part of the Factiva joint venture which became effective in July 1999. TIBCO Software Inc. was floated on the NASDAQ stock market in July 1999 and is now accounted for as an associate. The geographical analysis of performance reflects the revenues earned and costs incurred in each region excluding centrally managed costs which include development, editorial and corporate support costs.

29

2. Segmental analysis

By Division	Six months to 30 June		% change	Six months to 30 June		Year to 31 December
	2000 £m	1999 £m		2000 US$m	1999 US$m	1999 £m	1999 US$m

Revenue
Reuters Information	849	808	5%	1,282	1,220	1,619	2,444
Reuters Trading Solutions	372	379	(2%)	562	572	780	1,178

Reuters Financial	1,221	1,187	3%	1,844	1,792	2,399	3,622
Instinet	381	255	50%	575	385	525	793
Reuterspace	97	74	30%	146	112	157	237

Divisional revenue	1,699	1,516	12%	2,565	2,289	3,081	4,652
TIBCO Software	-	21	-	-	32	21	32
Reuters Business Briefing	-	31	-	-	47	31	47
Share of joint ventures revenue	38	-	-	57	-	35	53
Intra group revenue	(3)	(6)	56%	(4)	(8)	(8)	(12)

Gross revenue	1,734	1,562	11%	2,618	2,360	3,160	4,772

Less share of joint ventures revenue	(38)	-	-	(57)	-	(35)	(53)

Net revenue	1,696	1,562	9%	2,561	2,360	3,125	4,719

Costs
Reuters Information	(702)	(694)	1%	(1,059)	(1,048)	(1,366)	(2,064)
Reuters Trading Solutions	(271)	(262)	3%	(409)	(394)	(550)	(829)
Business transformation costs	(41)	-	-	(62)	-	-	-

Reuters Financial	(1,014)	(956)	6%	(1,530)	(1,442)	(1,916)	(2,893)
Instinet	(297)	(175)	69%	(448)	(265)	(396)	(599)
Reuterspace	(120)	(79)	52%	(182)	(120)	(172)	(260)

Divisional costs	(1,431)	(1,210)	18%	(2,160)	(1,827)	(2,484)	(3,752)
TIBCO Software	-	(27)	-	-	(41)	(27)	(41)
Reuters Business Briefing	-	(32)	-	-	(48)	(32)	(48)
Share of joint ventures costs	(44)	-	-	(67)	-	(39)	(59)
Intra group costs	3	6	(56%)	4	8	8	12

Gross costs	(1,472)	(1,263)	17%	(2,223)	(1,908)	(2,574)	(3,888)

Less share of joint ventures costs	44	-	-	67	-	39	59

Total	(1,428)	(1,263)	13%	(2,156)	(1,908)	(2,535)	(3,829)

2. Segmental analysis
By Division (continued)	Six months to 30 June		% change	Six months to 30 June		Year to 31 December
	2000 £m	1999 £m		2000 US$m	1999 US$m	1999 £m	1999 US$m

Contribution
Reuters Information	147	114	29%	223	172	253	382
Reuters Trading Solutions	101	117	(14%)	153	178	230	347
Business transformation costs	(41)	-	-	(62)	-	-	-

Reuters Financial	207	231	(10%)	314	350	483	729
Instinet	84	80	7%	127	120	129	194
Reuterspace	(23)	(5)	-	(36)	(8)	(15)	(23)

Divisional contribution	268	306	(13%)	405	462	597	900
TIBCO Software	-	(6)	-	-	(9)	(6)	(9)
Reuters Business Briefing	-	(1)	-	-	(1)	(1)	(1)

Total	268	299	(10%)	405	452	590	890

Goodwill
Reuters Information	(7)	(7)	6%	(10)	(10)	(13)	(20)
Reuters Trading Solutions	(10)	(13)	(24%)	(16)	(20)	(26)	(38)

Reuters Financial	(17)	(20)	(16%)	(26)	(30)	(39)	(58)
Instinet	(6)	(2)	154%	(9)	(3)	(5)	(8)
Reuterspace	(4)	(2)	205%	(6)	(3)	(3)	(5)

Total	(27)	(24)	15%	(41)	(36)	(47)	(71)

Net currency gain	3	3	13%	5	4	6	9

Operating profit	244	278	(12%)	369	420	549	828

31

2. Segmental Analysis
By Geography	Six months to 30 June		% change	Six months to 30 June		Year to 31 December
	2000 £m	1999 £m		2000 US$m	1999 US$m	1999 £m	1999 US$m

Revenue
Europe, Middle East and Africa	821	835	(2%)	1,240	1,260	1,643	2,482
Asia/Pacific	260	249	4%	393	377	503	759
The Americas	615	478	28%	928	723	979	1,478

	1,696	1,562	9%	2,561	2,360	3,125	4,719

Operating costs where incurred
Europe, Middle East and Africa	(489)	(480)	2%	(738)	(726)	(948)	(1,431)
Asia/Pacific	(130)	(127)	3%	(197)	(191)	(255)	(385)
The Americas	(419)	(348)	20%	(632)	(526)	(737)	(1,115)

	(1,038)	(955)	9%	(1,567)	(1,443)	(1,940)	(2,931)

Contribution
Europe, Middle East and Africa	332	355	(6%)	502	534	695	1,051
Asia/Pacific	130	122	6%	196	186	248	374
The Americas	196	130	50%	296	197	242	363

	658	607	9%	994	917	1,185	1,788
Central costs	(376)	(332)	13%	(568)	(501)	(642)	(969)
Business transformation costs	(41)	-	-	(62)	-	-	-
Net currency gain	3	3	13%	5	4	6	9

Operating profit	244	278	(12%)	369	420	549	828

32

  3. US GAAP

  UK GAAP differs in certain respects from US GAAP. A discussion of the relevant accounting principles which differ materially is given on page 75 of Reuters Group PLC 1999 annual report. The following are the approximate adjustments required to reconcile UK GAAP with US GAAP.

Adjustments to net income	Six months to 30 June 2000 £m	Six months to 30 June 1999 £m	Year to 31 December 1999 £m

Profit attributable to ordinary shareholders in accordance with UK GAAP	353	202	425
US GAAP adjustments:
Software revenue recognition	-	2	2
Losses from associates	(10)	-	-
Goodwill and other acquisition accounting adjustments	(1)	(2)	(2)
Software development	(1)	(1)	(2)
Unrealised gain on marketable securities	5	-	-
Employee costs	(11)	(4)	(8)
Taxes	1	12	36

Approximate net income in accordance with US GAAP	336	209	451

Earnings and dividends
Basic earnings per ADS in accordance with US GAAP	144.1p	89.0p	192.1p
Diluted earnings per ADS in accordance with US GAAP	141.2p	87.5p	189.5p
Dividend paid per ADS (including UK advance corporation tax credit)	73.3p	74.0p	97.7p

Total dividend paid per ADS	73.3p	74.0p	97.7p

Weighted average number of shares used in basic EPS calculation (millions)	1,403	1,411	1,409
Issuable on conversion of options	28	25	20
Used in diluted EPS calculation	1,431	1,436	1,429

33

Adjustments to shareholders' equity	30 June 2000 £m	30 June 1999 £m	31 December 1999 £m

Capital employed before minority interest in accordance with UK GAAP	1,052	551	601
US GAAP adjustments:
Goodwill and other acquisition accounting adjustments	46	36	43
Capitalised software development costs net of amortisation	3	5	4
Fixed asset investments	594	61	567
Investments in joint ventures	(88)	-	-
Current asset investments	5	-	-
Shares held by employee share ownership trusts	(114)	(46)	(95)
Liabilities	(60)	(28)	(42)
Deferred taxes	(69)	(14)	(123)
Dividends not formally declared or paid during the year	51	52	154

Shareholders' equity in accordance with US GAAP	1,420	617	1,109

Statement of comprehensive income	Six months to 30 June 2000 £m	Six months to 30 June 1999 £m	Year to 31 December 1999 £m

Approximate net income in accordance with US GAAP	336	209	451
Other comprehensive income, net of tax:
Unrealised gains arising on certain fixed asset investments:
Arising during period	85	37	425
Less gains in net income	(24)	(7)	(10)
Foreign currency translation differences	42	13	10

Approximate comprehensive income in accordance with US GAAP	439	252	876

34

Summarised balance sheet under US GAAP	30 June 2000 £m	30 June 1999 £m	31 December 1999 £m

Assets
Fixed tangible assets	1,848	886	1,495
Current assets	1,785	1,882	1,401
Other assets	60	46	46
Software development costs	3	5	4
Goodwill and other intangibles	324	238	227

Total assets	4,020	3,057	3,173

Liabilities and shareholders' equity
Current liabilities	2,162	2,076	1,556
Long-term liabilities	343	320	362
Deferred taxes	95	27	146
Minority interest	-	17	-
Shareholders' equity before deductions	1,573	679	1,236
Treasury stock – shares held by employee share ownership trusts	(153)	(62)	(127)

Total shareholders' equity	1,420	617	1,109

Total liabilities and shareholders' equity	4,020	3,057	3,173

Summarised consolidated cash flow statement under US GAAP
	Six months to 30 June 2000 £m	Six months to 30 June 1999 £m	Year to 31 December 1999 £m

Net cash inflow from operating activities	350	346	657
Net cash outflow from investing activities	(390)	(124)	(409)
Net cash inflow/(outflow) from financing activities	28	(140)	(610)

Net (decrease)/increase in cash and cash equivalents	(12)	82	(362)

35

  Cautionary Statements

  Forward-Looking Statements

  This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business and management’s strategy, plans and objectives for the company. These statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in economic conditions, changes in regulatory policies, competition from other information and financial services providers, technological or other developments affecting the Internet, difficulties or delays by Reuters in developing new technology or software products and exposure to fluctuations in currency exchange rates.

  Impact of currency movements

  Reuters reports results in UK pounds sterling but receives revenue and incurs expenses in more than 70 currencies and is thereby exposed to the impact of fluctuations in currency rates. The euro’s continuing weakness relative to the pound in the first six months of 2000 restricted revenue and earnings growth. A continuation of the euro’s weakness could further restrict reported revenue and earnings for the remainder of 2000. Reuters currency exposure is actively hedged. For additional information concerning currency fluctuations see “Treasury Management” on pages 19-21.

  State of financial markets

  Reuters business is dependent upon the health of the financial markets and the participants in those markets. Reuters business could also be adversely affected by consolidations and rationalisations among clients in the financial services and other industries.

  Reuters dealing products and Instinet are particularly dependent upon the level of activity in the foreign exchange and equity markets, respectively.

  Product development

  Products in the information technology industry are becoming increasingly complex with an associated increase in dependence on third party software. As a result, Reuters, like other information vendors and software suppliers, may encounter difficulties or delays in the development, production, testing, marketing, installation and market acceptance of new products.

  Broker activities

  Certain Reuters subsidiaries act as brokers in the financial markets but do not undertake trading on their own account. Instinet Corporation is an agency broker in the equities markets. An Instinet affiliate is an agency broker in the fixed income markets, another Instinet affiliate is a clearing firm engaged in correspondent clearing, and Reuters Transaction Services Limited (RTSL) operates the Dealing 2000-2 and 3000 electronic brokerage services for the foreign exchange market. These brokers could incur losses from broken trades and, in respect of equities and fixed income, the failure of a counterparty. Reuters seeks to mitigate these risks by computerised systems, procedural controls and contractual agreements with customers.

  SEC Rules for alternative trading systems

  In 1998 the US Securities and Exchange Commission (SEC) promulgated rules relating to the regulation of certain “alternative trading systems” (ATS). The rules expand the SEC’s interpretation of the definition of “exchange” under the US securities laws to encompass certain electronic brokerage activities, including those conducted by Instinet Corporation.

  The requirements of Regulation ATS applicable to Instinet Corporation include, among others, mandatory public display of, and public access to, best-priced orders displayed within the system and the establishment and application of fair access and capacity, integrity and security standards. The rules became effective in April 1999, subject to a phase-in of the public display and access requirements. Instinet has modified and enhanced its trading systems to comply with Regulation ATS and its implementation dates. Instinet continues to review and monitor its trading system and procedures for compliance with Regulation ATS.

  SEC rules on ECN usage

  Reuters and Instinet Corporation continue to monitor the operation of the SEC rules governing market-maker and exchange specialist usage of electronic communications networks (ECNs).

  Most recently, by letter dated 1 June 2000, the SEC Division of Market Regulation issued an extension, until 1 September 2000, of the Division’s no-action position verifying Instinet Corporation’s status as an ECN. The Division continues to condition its position upon, among other things, Instinet Corporation’s representation that it has sufficient capacity to handle the volume of trading reasonably anticipated. Reuters has no reason at this time to believe that Instinet Corporation will not be able to continue to meet its obligations as an ECN under currently applicable SEC rules, although no assurance can be given that the Division will continue to grant such letters or that the applicable rules or the enforcement of those rules will not change.

  NASD initiatives

  The US National Association of Securities Dealers, Inc. (NASD), which oversees the activities of its US broker-dealer members and also regulates and monitors the primary market for the trading of over-the-counter securities (NASDAQ), is considering a number of changes to the NASDAQ marketplace.

  Some of these changes could put the NASD into direct competition with Instinet or otherwise have a significant impact on Instinet’s business. Each of the NASD’s proposals must be approved by the SEC. At this time Reuters is unable to predict whether, when or in what form any of the NASD’s proposals will be approved or implemented, or the impact that any such implementation would have on Instinet Corporation’s business.

  Instinet is in discussions with SEC and NASD staff regarding important issues such as ECN access fees, data dissemination, ECN access to ITS, SelectNet service and capacity the NASD’s Super montage proposal, and, most importantly, the overall structure of US equities markets. Reuters is unable to predict the outcome of these discussions and the evolution of the US equities market structure, although these issues and the market structure in general may have a significant impact on Instinet’s equities business.

  Further regulation of transaction products

  The increasing use of electronic systems as alternatives to traditional exchange and over-the-counter trading has led authorities in several jurisdictions to explore various methods of regulating such systems, including the SEC rules described above, implementation of which could impact Instinet and other products offered by Reuters from time to time.

  Internet

  The availability of the public Internet and internet technology is reducing barriers to entry for new information providers, creating additional competition and new price/cost dynamics in the industry. It may also increase the availability of commoditised data in cheaper forms and the loss of control over intellectual property. As a new publishing medium, it will also create new outlets for content providers.

  Reuters strategy is based on developing internet-based products and reducing costs through internet-based infrastructure. In pursuing this strategy, Reuters faces risks associated with delays or difficulties in developing and using new technology and software for the Internet. Reuters also faces risks associated with implementing its new business model in the competitive and rapidly changing internet environment. There can be no assurance that Reuters will be able to successfully implement its strategy for the Internet or adapt its business to internet commerce.

  Because of the increasing importance of the Internet to Reuters business, the value of Reuters shares may be more adversely affected by a decline in the value of internet stocks generally than would have been the case in the past.

  Exposure to companies not controlled by Reuters

  Reuters has entered into joint ventures with and made strategic investments in a number of companies, including investments made through the Greenhouse Fund in internet-related companies. Although Reuters generally seeks board representation or other means of participating in the management of companies or joint ventures in which it invests, Reuters ability to affect the performance of these companies or joint ventures may be limited where it does not exercise management control. The market value of a number of these companies has fluctuated significantly during 2000, in part as a result of external market factors. The value of Reuters interests in these companies is dependent on, among other things, the performance of these companies generally, whether such performance meets investors’ expectations, and external market and economic conditions.

  Dependence on Radianz

  Reuters has outsourced the day to day operation of most of its legacy and IP networks to Radianz, its new joint venture with Equant. Radianz will source the majority of its requirements from Equant and will seek to provide network services to companies in addition to Reuters.

  Reuters and Equant are equally represented on the Radianz board with neither party having control. Accordingly, Reuters ability to affect the performance of Radianz may be limited should Reuters and Radianz develop conflicting network strategies in the future.

  Capacity Management

  The SEC is requiring the US securities industry to change the pricing format under which stocks and options are traded from fractions to decimals. These requirements are being phased in commencing in August 2000 and should be completed by April 2001. In addition to decimalisation, market events such as the emergence of online trading throughout Europe and the United States, high market volatility, and the multiple listing of options will likely result in a significant increase in information update rates, which may impact Reuters product and network performance from time to time. In order to minimise these risks, Reuters has implemented a number of capacity management initiatives to prepare its infrastructure, networks and desktop applications and systems for the accelerated growth of peak traffic volumes currently forecast by industry sources.

  Networks and systems

  Reuters networks and systems risk being impacted by a catastrophic failure of long or short duration due to factors beyond its control. Reuters seeks to minimise these risks as far as commercially reasonable by, inter alia, security controls, systems and communications redundancy and elimination of single points of failure where feasible.

  Geographical operations

  Reuters may suffer discriminatory tariffs or other forms of government intervention due to the nature of its editorial and other reporting activities.

General Statistics
	June 2000	December 1999	% change	June 1999	% change June 2000 to June 1999

Total subscriber locations (000s)	52.4	52.8	(1%)	57.7	(9%)

Information sources:
Contributors	5,021	5,001	0%	5,008	0%
Markets reported in real time	275	260	6%	282	(2%)
Journalists	1,957	2,101	(7%)	1,946	1%
Bureaux	185	184	1%	183	1%

Infrastructure:
Countries in which services distributed	153	154	(1%)	157	(3%)
Countries with offices	98	97	1%	95	3%
Cities	215	212	1%	212	1%

Staff numbers	17,067	16,546	3%	16,898	1%

Financial Ratios	June 2000	December 1999	June 1999

Operating margin	14.4%	17.6%	17.8%
Pre-tax margin	26.6%	20.2%	19.2%
Post-tax margin	20.9%	13.6%	12.9%
EBITDA margin	36.8%	32.2%	31.5%
Earnings per share	25.2p	30.2p	14.3p
Free cash flow per ordinary share	16.9p	28.4p	16.6p
Book value per ordinary share	66.8p	36.1p	35.8p
Return on tangible fixed assets	106.9%	57.5%	53.8%
Return on equity	98.0%	102.0%	97.1%
The financial ratios are derived from UK GAAP data. continued/ 39

  The definitions applied to each of the financial ratios are as follows:

  EBITDA margin represents earnings before interest, taxation, depreciation and amortisation of goodwill as a percentage of turnover.

  Free cash flow per ordinary share represents operating cash flow, net interest and other investment income received less tax paid and expenditure on tangible fixed assets divided by the weighted average number of shares.

  Book value per ordinary share represents adjusted shareholders’ equity divided by the number of shares in issue after deducting shares of Reuters Group PLC held by ESOTs. Adjusted shareholders’ equity is calculated after deducting the carrying value of interests in shares of Reuters Group PLC held by ESOTs.

  Return on tangible fixed assets represents the annualised profit after taxation as a percentage of average tangible fixed assets. The average is calculated by adding tangible fixed assets at the start and the end of each period and dividing by two.

  Return on equity represents annualised profit attributable to ordinary shareholders divided by the average adjusted shareholders’ equity for the period.

Summary of Results
£m	2000		1999
Revenue	Q1	Q2	Q1	Q2	Q3	Q4

Reuters Information
EMA	246	245	247	243	243	241
Asia/Pacific	80	84	75	74	75	78
The Americas	91	103	83	86	87	87
Total	417	432	405	403	405	406

Reuters Trading Solutions
Transactions	101	103	102	100	101	100
Applications and Enterprise Solutions	66	86	78	87	82	102
Retail Solutions	9	7	5	7	6	10
Total	176	196	185	194	189	212

Reuters Financial	593	628	590	597	594	618

Instinet
US	141	141	98	102	99	108
International	55	42	27	28	30	32
Fixed Income	1	1	-	-	-	1
Total	197	184	125	130	129	141

Reuterspace	43	54	37	37	41	42
RBB	-	-	15	16	-	-
TIBCO Software (TSI)	-	-	8	13	-	-
Intra group revenue	(1)	(2)	(4)	(2)	(1)	(1)

Total revenue	832	864	771	791	763	800

Adjustment for TSI/RBB	-	-	(23)	(29)	-	-

Divisional revenue	832	864	748	762	763	800

41

£m	2000	1999
Costs	H1	H1	H2	FY

Reuters Information	(702)	(694)	(672)	(1,366)
Reuters Trading Solutions	(271)	(262)	(288)	(550)
Business transformation costs	(41)	-	-	-

Reuters Financial	(1,014)	(956)	(960)	(1,916)
Instinet	(297)	(175)	(221)	(396)
Reuterspace	(120)	(79)	(93)	(172)
RBB	-	(32)	-	(32)
TSI	-	(27)	-	(27)
Intra group costs	3	6	2	8

Total costs	(1,428)	(1,263)	(1,272)	(2,535)

Adjustment for TSI/RBB	-	59	-	59

Divisional costs	(1,428)	(1,204)	(1,272)	(2,476)

Contribution	H1	H1	H2	FY

Reuters Information	147	114	139	253
Reuters Trading Solutions	101	117	113	230
Business transformation costs	(41)	-	-	-

Reuters Financial	207	231	252	483
Instinet	84	80	49	129
Reuterspace	(23)	(5)	(10)	(15)
RBB	-	(1)	-	(1)
TSI	-	(6)	-	(6)

Total contribution	268	299	291	590

Adjustment for TSI/RBB	-	7	-	7

Divisional contribution	268	306	291	597

42

£m	2000	1999
Contribution margin	H1	H1	H2	FY

Reuters Information	17%	14%	17%	16%
Reuters Trading Solutions	27%	31%	28%	29%

Reuters Financial	17%	19%	21%	20%
Instinet	22%	31%	18%	25%
Reuterspace	(23%)	(7%)	(12%)	(10%)
RBB	-	(3%)	n/a	(3%)
TSI	-	(29%)	n/a	(29%)

Total contribution margin	16%	19%	19%	19%

Total divisional contribution margin excluding TSI/RBB	16%	20%	19%	19%

Net currency gain	3	3	3	6

Goodwill amortisation	(27)	(24)	(23)	(47)

Operating profit	244	278	271	549

Operating margin	14%	18%	17%	18%

Profit on disposal of fixed asset investments	202	29	21	50
Loss from associates	(3)	(1)	(16)	(17)
Income from fixed asset investments	1	-	2	2
Net interest (payable)/receivable	(2)	(6)	2	(4)
Profit on disposal of subsidiary	8	-	52	52

Profit before taxation	450	300	332	632

Taxation on profit on ordinary activities	(97)	(98)	(109)	(207)

Profit after taxation attributable to ordinary shareholders	353	202	223	425

Tax rate on profit before goodwill	20%	30%		30%

Basic earnings per ordinary share	25.2p	14.3p		30.2p

Earnings per ADS (USD rate used = $1.51)	$2.28	$1.30		$2.73
Dividend per ordinary share	3.65p	3.65p	11.0p	14.65p

Number of ordinary shares ranking for dividend (millions)	1,404	1,413		1,402

43

	2000 H1	1999 FY

User Accesses at period end (000's)
Information product accesses
3000 Series	79	71
Other Upper Tier	137	139
Off-Trading Floor	52	97
Mobile	40	41
Other	192	129
Information product total	500	477
Dealing accesses	21	23
Instinet accesses	25	21

Total Accesses	546	521

Revenue per access (£000) Information products
Total Upper Tier	3.1	6.0
Total RI	1.9	3.6
Dealing	9.4	17.6
Instinet	16.3	27.8

	2000 H1	H1	1999 FY

Instinet NYSE market share %	3.2%	2.5%	2.4%

Instinet NASDAQ market share %	13.6%	14.0%	13.3%

Total Subscriber locations at period end (000's)	52.5	57.7	52.8

Market value of listed Greenhouse Fund investments at period end (£m)	243	68	438

Market value of TSI holding at period end (£m)	7,086		3,150

44

  For further information please contact:

  London

  Geoff Wicks
  Director, Corporate Relations
  Tel: 020 7542 3717 or 020 7542 8666

  or

  Peter Thomas
  Director, Media Relations
  Tel: 020 7542 7094 or 020 7542 4890

  New York

  Nancy Bobrowitz
  Senior Vice President, Corporate Communications
  Tel: 212 603 3345 or 212 603 3244

  http://www.reuters.com/